UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 13)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904

Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 29, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
94,348

	8	SHARED VOTING POWER
3,148,325

	9	SOLE DISPOSITIVE POWER
94,348

	10	SHARED DISPOSITIVE POWER
3,148,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,242,673

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,148,325

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,148,325

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,148,325

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, OO

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,199,671

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,199,671

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,199,671

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
497,924

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
497,924

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
497,924

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
498,304

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
498,304

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
498,304

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Diamond, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
952,426

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
952,426

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
952,426

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

EXPLANATORY NOTE

This Amendment No. 13 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2020, as amended on June 29, 2020, July 13, 2020 (twice), July 16, 2020, July 27, 2020, July 29, 2020, August 13, 2020, August 17, 2020, September 1, 2020, October 7, 2020, October 27, 2020 and January 7, 2021 by the Reporting Persons (as amended from time to time, the "Schedule 13D") relating to their beneficial ownership in Leaf Group Ltd. (the "Issuer"). Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 5. Interest in Securities of the Issuer

Items 5(a), 5(b) and 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a)  The information set forth in rows 7 through 11 and 13 of the cover pages to this Schedule 13D is incorporated by reference.

The percentages set forth in this response are based on 34,535,064 shares outstanding provided by 27,390,064 shares of common stock outstanding as of October 26, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 as filed with the SEC on October 29, 2020 plus 7,145,000 shares issued December 14, 2020 as reported by the Issuer on Form 8-K and Form 424B5 filed December 11, 2020.

(b) Osmium Partners and Mr. Lewis may be deemed to share with the Osmium Capital, Osmium Capital II, Osmium Spartan and Osmium Diamond (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 1,199,671 shares of common stock, 497,924 shares of common stock, 498,304 shares of common stock and 952,426 shares of common stock reported herein, respectively.

(c) The transactions in the securities of the Issuer during the past sixty days are set forth on Schedule A and are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2021

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX*

Exhibit 1	Joint Filing Agreement
Exhibit 2	Press Release and Letter to Board of Directors, dated June 29, 2020.
Exhibit 3	Press Release and Letter to Board of Directors, dated July 10, 2020.
Exhibit 4	Press Release and Letter to Board of Directors, dated July 13, 2020.
Exhibit 5	Press Release, dated July 16, 2020.
Exhibit 6	Press Release and Letter to Board of Directors, dated July 27, 2020.
Exhibit 7	Press Release, dated July 29, 2020.
Exhibit 8	Press Release and Letter to Board of Directors, dated August 12, 2020.
Exhibit 9	Press Release, dated August 17, 2020.
Exhibit 10	Press Release, dated August 31, 2020.
Exhibit 11	Letter to Board of Directors, dated October 22, 2020.

* All exhibits previously filed.

SCHEDULE A

Transactions in the Securities of the Issuer During the Past Sixty (60) Days

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase/Sale

Osmium Capital, LP
Purchase of Common Stock	39,268	$5.0853	1/14/2021
Purchase of Common Stock	34,750	$5.3366	1/20/2021
Purchase of Common Stock	25,498	$5.4484	1/22/2021
Purchase of Common Stock	15,000	$5.5503	1/25/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	43,000	$2.4069	1/26/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(43,000)	$1.9463	1/26/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	43,000	$1.9788	1/27/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(43,000)	$1.5445	1/27/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	43,000	$1.9219	1/28/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(43,000)	$1.3081	1/28/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	32,200	$1.8726	1/29/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(32,200)	$1.34	1/29/2021

Osmium Capital II, LP
Purchase of Common Stock	15,250	$5.3366	1/20/2021
Purchase of Common Stock	11,189	$5.4484	1/22/2021
Purchase of Common Stock	10,000	$5.5503	1/25/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$2.4069	1/26/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(18,000)	$1.9463	1/26/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$1.9788	1/27/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(18,000)	$1.5445	1/27/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$1.9219	1/28/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(18,000)	$1.3081	1/28/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	13,500	$1.8726	1/29/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(13,500)	$1.34	1/29/2021

Osmium Spartan, LP
Purchase of Common Stock	5,000	$5.5503	1/25/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	21,000	$2.4069	1/26/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(21,000)	$1.9463	1/26/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	21,000	$1.9788	1/27/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(21,000)	$1.5445	1/27/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	21,000	$1.9219	1/28/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(21,000)	$1.3081	1/28/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	13,500	$1.8726	1/29/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(13,500)	$1.34	1/29/2021

Osmium Diamond, LP
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$2.4069	1/26/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(18,000)	$1.9463	1/26/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$1.9788	1/27/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(18,000)	$1.5445	1/27/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	18,000	$1.9219	1/28/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(18,000)	$1.3081	1/28/2021
Purchase of December 17, 2021 Call Options ($5.00 Strike Price)	15,800	$1.8726	1/29/2021
Sale of December 17, 2021 Put Options ($5.00 Strike Price)	(15,800)	$1.34	1/29/2021